Exhibit 99.1

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-AMEX: KXM

NEWS RELEASE

Kobex Announces 2012 MEL exploration program
and files quarterly financial results

Vancouver, BC – May 4, 2012 – Kobex Minerals Inc. (“Kobex” or the “Company”) (TSX.V:KXM, NYSE AMEX:KXM,) is pleased to announce its intention to carry out a drilling and soil geochemical sampling program on its 100% owned Yukon Territory Mel Zinc-Lead-Barite property during the 2012 exploration field season.

The program consists of 1245 meters (3 holes) of diamond drilling on the Main Mel, Jeri, and Mel East zones.  The purpose of the drilling is to test down dip continuity to mineralization on the Main Mel zone and test geophysical targets located in favourable geology and below previously identified zinc-lead mineralization at the Jeri and Mel East zones.  The Main Mel zone has a previously reported Indicated Mineral Resource of 6.78 million tonnes of 7.1% zinc, 2.03% lead and 54.69% barite.

In addition to the drill program a detailed soil geochemical survey will be carried out to further test four previously identified zinc-lead geochemical anomalies located within favourable geology on strike to the north of the Jeri North zone.

The Mel property consists of 257 claims located 80 kilometres N-NE of Watson Lake, Yukon Territory and approximately 50 kilometres off the Alaska Highway.

The deposit is hosted in sediments occurring in an anticlinal structure with mineralization resting on a cryptograined limestone and overlain by a distinctive argillite unit.

A.L. Hills, President states, “Over the past year Kobex has completed a data compilation, review and re-interpretation of existing drill hole information on the Mel.  We concluded that given its favourable location in the Yukon, the growing global interest in zinc, current Indicated Mineral Resource and exploration potential of this 100% owned property that it made sense to advance our understanding of the Mel with this exploration program.

 Kobex currently has approximately 37 million dollars in its treasury and while carrying out the 2012 Mel exploration program the Company will continue to look for acquisition opportunities in line with its strategy of acquiring advanced projects that meet its criteria of established resources, competitive costs, and significant exploration potential”.

On other matters, the Company’s unaudited condensed consolidated interim financial statements for the first quarter ended March 31, 2012 have been filed with the Securities Exchange Commission and on www.SEDAR.com.  These financial statements are available on the Company's website at http://www.kobexminerals.com where information on the wholly-owned MEL property is also shown.

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-AMEX: KXM

Mr Leo King, PGeo, consultant, and qualified person under the meaning of National Instrument NI43-101, reviewed and approved the technical information in this release.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President / Geoff Bach, Chief Financial Officer
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills, President and CEO

The TSX Venture Exchange and the NYSE AMEX have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release.